UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ault Disruptive Technologies Corporation

(Name of Issuer)
Units, each consisting of one share of Common Stock, par value $0.001 per share and three-fourths of one Redeemable Warrant to purchase one share of Common Stock

(Title of Class of Securities)
05150A203

(CUSIP Number)

June 30, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05150A203	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Lighthouse Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 05150A203	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 05150A203	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. G0230C124	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. G0230C124	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON FI

CUSIP No. 05150A203	SCHEDULE 13G/A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

Ault Disruptive Technologies Corporation

Item 1.	(b) Address of Issuer’s Principal Executive Offices

11411 Southern Highlands Parkway

Suite 240, Las Vegas, Nevada 89141

Item 2.	(a) Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i) Lighthouse Investment Partners, LLC (“Lighthouse”)

ii) MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 136”)

iii) MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 204”)

iv) MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 214”)

v) Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (“Shaolin“)

This Statement relates to the Issuers shares of common stock (“Shares”) directly beneficially owned by MAP 136, MAP 204, MAP 214, and Shaolin. Lighthouse serves as the investment manager of MAP 136, MAP 204, MAP 214, and Shaolin. Because Lighthouse may be deemed to control MAP 136, MAP 204, MAP 214, and Shaolin, as applicable, Lighthouse may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer’s Shares reported herein.

Address of Principal Business Office:

3801 PGA Boulevard, Suite 500, Palm Beach Gardens, FL 33410

Citizenship:

Each of MAP 136, MAP 204, and MAP 214 are segregated portfolios of LMA SPC, a Cayman Islands segregated portfolio company. Lighthouse is a Delaware limited liability company. Shaolin is a segregated portfolio of PC MAP SPC, a Cayman Islands segregated portfolio company.

Item 2.	(d) Title of Class of Securities

Units, each consisting of one share of Common Stock, par value $0.001 per share and three-fourths of one Redeemable Warrant to purchase one share of Common Stock

Item 2.	(e) CUSIP No.:

05150A203

CUSIP No. 05150A203	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 05150A203	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned: As of June 30, 2023, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

(b)	Percent of Class: As of June 30, 2023, each of the Reporting Persons may be deemed the beneficial owner of approximately 0.0% of Shares outstanding.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 05150A203	SCHEDULE 13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2023

Lighthouse Investment Partners, LLC

By:	/s/ Robert P. Swan
Robert P. Swan, Vice President

MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Vice President of Platform Service Provider

CUSIP No. 05150A203	SCHEDULE 13G/A	Page 11 of 11 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 10, 2023

Lighthouse Investment Partners, LLC

By:	/s/ Robert P. Swan
Robert P. Swan, Vice President

MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Director

Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC

By:	/s/ Robert P. Swan
Robert P. Swan, Vice President of Platform Service Provider